Mail Stop 3561

August 11, 2008

Ford Motor Co.
Mr. Donat R. Leclair, Jr.-Executive Vice President and Chief Financial Officer
One American Road
Dearborn, Michigan 48126

Re: **Ford Motor Co.**
              Form 10-K for the year ended December 31, 2007
              Filed February 27, 2008
              File Number: 001-03950

Dear Mr. Leclair:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief